UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                   SECURITY FIRST TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  814279105
                                 (CUSIP Number)

                            HOLLYBANK INVESTMENTS, LP
                       ONE INTERNATIONAL PLACE, SUITE 2401
                           BOSTON, MASSACHUSETTS 02110
                                (617) 310-5110
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  MAY 24, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                   Page 2 of 9 pages
CUSIP No. 814279105

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

             Hollybank Investments, LP
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   ( )

                                                                       (b)   (X)
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                           ( )
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
NUMBER OF    7         SOLE VOTING POWER
SHARES
BENEFICIALLY           1,100,000
OWNED BY
             -------------------------------------------------------------------
EACH         8         SHARED VOTING POWER
REPORTING
PERSON WITH            None
             -------------------------------------------------------------------
             9         SOLE DISPOSITIVE POWER

                       1,100,000
             -------------------------------------------------------------------
             10        SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,100,000
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                ( )
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             PN

--------------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                                                   Page 3 of 9 pages
CUSIP No. 814279105





--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dorsey R. Gardner
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   ( )
                                                                       (b)   (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             130,000XX
SHARES                XX Please refer to Item 5, page 6 for disclaimer of
BENEFICIALLY             beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH
REPORTING             None
PERSON WITH
             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      190,000XX
                      XX Please refer to Item 5, page 6 for disclaimer of
                         beneficial ownership
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             190,000XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .8%XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

SCHEDULE 13D                                                   Page 4 of 9 pages
CUSIP No. 814279105



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Timothy G. Caffrey
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   ( )
                                                                       (b)   (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             6,000XX
SHARES                XX Please refer to Item 5, page 6 for disclaimer of
BENEFICIALLY             beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH
REPORTING             None
PERSON WITH
             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      6,000XX
                      XX Please refer to Item 5, page 6 for disclaimer of
                         beneficial ownership
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER

                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,000XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .02%XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                                                   Page 5 of 9 pages
CUSIP No. 814279105



ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Security First Technologies Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3390 Peachtree Road, Suite 1700, Atlanta GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP"), Dorsey R. Gardner, a geneal partner of LP ("Gardner") and Timothy G. Caffrey, a geneal partner of LP ("Caffrey"). The business address of Gardner, Caffrey and LP is One International Place, Suite 2401, Boston, Massachusets, 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. As of the date hereof, LP's sole business is securitiees investmenet. During the last five years, neither Gardner, Caffrey nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, Caffrey or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, Caffrey or LP was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Neither LP nor Gardner acquired any Shares of the Company since their original filing of Schedule 13D on October 16, 1998. The Company conducted a 2 for 1 stock split effective May 11, 1999. Caffrey became a general partner of LP on January 1, 1999, at which time he held 6,000 shares of the Company. Caffrey used his personal funds for his purchase of Shares in the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

      LP, Gardner and Caffrey have acquired their respective shares strictly for the purpose of equity security investment. Neither Gardner, Caffrey nor LP has any present plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   An  extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

SCHEDULE 13D                                                   Page 6 of 9 pages
CUSIP No. 814279105


      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 1,100,000 Shares (approximately 4.4% of the outstanding Shares of 25,076,292 in May 1999). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

      (ii) As of the date of this Statement, Gardner beneficially owns 160,000 Shares, including options to purchase 60,000 granted by the company to Gardner as a Director ("Options") (approximately 0.8% of the outstanding Shares of 25,076,292 in May 1999). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (iii) As of the date of this Statement, Caffrey beneficially owns 6,000 Shares (approximately 0.02% of the outstanding Shares of 25,076,292 in May
1999). Except to the extent of his interest as a limited partner in LP, Caffrey expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Caffrey is the beneficial owner of such Shares.

SCHEDULE 13D                                                   Page 7 of 9 pages
CUSIP No. 814279105


      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting power with respect to 130,000 of the Shares listed in (a)(ii) above and sole investment power with respect to 60,000 Shares, represented by the Options, reported in (a)(ii) above. Caffrey has sole voting power with respect to the Shares reported in (a)(iii) above.

SCHEDULE 13D                                                   Page 8 of 9 pages
CUSIP No. 814279105



      (c)(i) LP has, during the past 60 days, effected the following Share sales:

           DATE                    SHARES SOLD              PRICE PER SHARE
           ----                    -----------              ---------------

         05/21/99                 74,200 Shares                 $45.72
         05/24/99                 20,000 Shares                 $41.52
         05/24/99                  4,500 Shares                 $42.03
         05/24/99                 18,500 Shares                 $43.12

      These sales were accomplished via NASDAQ trades. As a result of these sales, LP is the beneficial owner of the 1,100,000 Shares referenced in (a)(i) above.

      (ii) Gardener has, during the past 60 days, effected the following Share sales:

           DATE                    SHARES SOLD              PRICE PER SHARE
           ----                    -----------              ---------------

          5/21/99                 14,000 Shares                  $45.90
          5/24/99                  5,000 Shares                  $41.52
          5/24/99                  4,000 Shares                  $43.14

      These sales were accomplished via NASDAQ trades. As a result of these sales, Gardner is the beneficial owner of the 130,000 Shares referenced in
(a)(ii) above.

      (iii) Caffrey has, during the past 60 days, not effected any share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, Gardner or Caffrey and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint Filing Agreement

SCHEDULE 13D                                                   Page 9 of 9 pages
CUSIP No. 814279105



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Dorsey R. Gardner
                                    -------------------------
                                    Dorsey R. Gardner
                                    General Partner



                                    By: /s/ Timothy G. Caffrey
                                    --------------------------
                                    Timothy G. Caffrey
                                    General Partner



                                    /s/ Dorsey R. Gardner
                                    ---------------------
                                    Dorsey R. Gardner



                                    /s/ Timothy G. Caffrey
                                    ----------------------
                                    Timothy G. Caffrey



Date:  June 4, 1999

                                  SCHEDULE 13D


                                  EXHIBIT INDEX



                          99.1 Joint Filing Agreement

                                    AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Security First Technologies Corporation or any subsequent acquisitions or disposition of equity securities of Security First Technologies Corporation by any of the undersigned.


Date:  June 4, 1999

                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Dorsey R. Gardner
                                    -------------------------
                                    Dorsey R. Gardner
                                    General Partner



                                    By: /s/ Timothy G. Caffrey
                                    --------------------------
                                    Timothy G. Caffrey
                                    General Partner



                                    /s/ Dorsey R. Gardner
                                    ---------------------
                                    Dorsey R. Gardner



                                    /s/ Timothy G. Caffrey
                                    ----------------------
                                    Timothy G. Caffrey